Exhibit 99.1

GreenPower Announces Record Deliveries and Record Revenue of $17.6 million for First Quarter Fiscal 2024

VANCOUVER, BC, Aug. 14, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced record revenues and deliveries for its first quarter of fiscal 2024.

GreenPower reported record revenues of $17.6 million for the first quarter, more than four times the revenue of $3.9 million from the previous year's first quarter. The company delivered a record of 131 vehicles with a majority of the deliveries being EV Star Cab and Chassis, as well as EV Star Cargoes, EV Stars, BEAST Type D school buses and Nano BEAST Type A school buses.

"GreenPower continued with record-setting revenues and deliveries in the first quarter," said Fraser Atkinson, GreenPower Chairman and CEO. "We continue to achieve significant operational improvements, which are critical in attaining profitable operations. The Selling, General and Administrative (SGA) expenses have been reduced to 30% of revenue in the first quarter and the inventory is now at 2.3 times the cost of goods sold (COGS) for the quarter."

Quarters:	30-Jun-23	31-Mar-23	31-Dec-22	30-Sep-22	30-Jun-22

Revenues	$17,581,008	$15,304,288	$12,803,038	$ 7,737,459	$ 3,851,105
SGA as a percent of revenues	30%	36%	41%	61%	133%

Inventory	$34,440,849	$41,609,234	$46,199,995	$43,979,517	$39,741,667
Number of quarters in COGS	2.3	3.2	4.4	7.2	14.5

"GreenPower significantly improved its financial position in the quarter, as we ended the quarter with only $163,000 drawn on the line of credit, down from $6.6 million, and a cash balance of $1.5 million, up from $600,000 at the start of the quarter, providing the business with $9.3 million of liquidity to support continued growth," Atkinson stated.

"The commercial vehicle group presently has 47 active orders and 125 signed purchase orders for various EV Star models. The school bus group has 87 active orders for the BEAST and Nano BEAST school buses with deliveries for the first orders utilizing current inventory," Atkinson stated.

First Quarter 2024 Highlights:

  Generated record revenues of $17,581,008 in the first quarter, an increase of $13,729,903 over the revenue of $3,851,105 in the first quarter of the previous fiscal year. Gross profit was $2,790,776 in the first quarter compared to $1,051,004 in the first quarter of the previous fiscal year.
  Delivered 131 GreenPower vehicles compared to 21 vehicles in the first quarter of the previous year.
  Secured a $15 million order with a $3 million deposit from the state of West Virginia for 37 Type D BEAST and four Type A Nano BEAST school buses. This is in addition to the BEAST school bus ordered by Kanawha County (West Virginia) School District in January.
  Continued with deliveries of the EV Star Cab and Chassis vehicles to Workhorse.
  Delivered two Nano BEAST school buses to Portland Public Schools, the largest school district in the Pacific Northwest, making them the first school district in Oregon to receive a purpose-built, all-electric Type A school bus. GreenPower's Nano BEAST won the "Innovation Award for Best Green Bus Technology" from School Transportation News.
  Completed the fifth and final round of the all-electric school bus pilot project in the state of West Virginia.
  Introduced the EV Star Utility Truck at ACT Expo.
  Continued growth of GreenPower's commercial dealer network with the appointment of H.K. Truck Center in New Jersey.
  Raised $520,892 gross proceeds in the quarter from the sale of the Company's shares using its ATM.

After the end of the quarter GreenPower announced an order for 15 GreenPower Type D all-electric, purpose-built BEAST school buses through GreenPower's dealer RWC Group for the Clark County School District in Nevada, which is the fifth-largest school district in the country and operates the country's largest owned-and-operated school bus fleet with 1,924 buses transporting 125,000 students daily.

"West Virginia manufacturing of GreenPower's all-electric school buses has begun in earnest as a result of the order from the state. The Nano BEAST is in full production mode at the plant and provisions have been made for the BEAST production processes, which will begin in the third quarter," said GreenPower President Brendan Riley. "We have expanded our manufacturing workforce at the South Charleston facility and those new employees are going through our training and education program at BridgeValley Community & Technical College."

"During the quarter GreenPower also introduced the new EV Star Utility Truck which was a combined effort of the Porterville, California manufacturing plant and Lion Truck Body," Riley continued. "The joint effort highlights the customer centric approach where we are able to provide a compelling vehicle via a one-stop-shop manufacturing process."

First Quarter 2024 Financial Highlights:

  Recorded revenues of $17,581,008 in the first quarter, an increase of $13,729,903 over the revenue of $3,851,105 in the first quarter of the previous fiscal year. Revenue was generated from the sale of vehicles, parts, finance and operating leases and Lion Truck Body.
  Cost of revenues in the quarter were $14,790,232 generating a gross profit of $2,790,776 of revenues compared to a gross profit of $1,051,004 for the same quarter in the previous fiscal year. The Company expects that gross profit margins will vary due to the sales mix and higher volume sales to select customers.
  Inventory was $34.4 million at the end of the quarter, a reduction of $7.2 million from the beginning of the quarter. Finished goods inventory consists of EV Star Transit Pluses, EV Star Cab and Chassis, EV Stars, EV Star Cargoes, and BEAST and Nano BEAST school buses.
  Deferred revenue increased to $11.4 million at the end of the current quarter including the current portion of $10 million.
  Working capital of $26.5 million at the end of the quarter

For additional information on the results of operations for the three months ended June 30, 2023 you can find the financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

For further information contact

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Allie Potter
Media Relations/Press Inquiries
(218) 766-8856

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2023 GreenPower Motor Company Inc. All rights reserved.